Contact

www.linkedin.com/in/hgphillipsiv
(LinkedIn)

cinapse.io (Company)

Top Skills

Producing

Collaborative Leadership

Screenwriting

Honors-Awards

American Legion Palmetto Boys
State Delegate

Rotary Youth Leadership Awards
Delegate

National Rural Electric Cooperative
Washington Youth Tour Delegate

Elfenworks United States Best Social
Justice Film Award

Forbes 30 Under 30 List for
Hollywood & Entertainment

Herman Phillips

CEO @ Cinapse | Film & TV Technologist | Forbes 30U30 | Media &
Entertainment Industry Innovator

Los Angeles, California, United States

Summary

My career in film and television has been shaped by a passion for
storytelling and a drive to innovate within the industry. I've worn
many hats, from Line Producer on music videos and industrial
projects to Set Production Assistant on acclaimed series like The
Mandalorian, The Book of Boba Fett, Euphoria, Silicon Valley, and
Insecure, to Assistant Director and Production Manager on indie
productions. These experiences gave me a deep appreciation for the
complexities of physical production and the systems that support it.

While studying at the University of South Carolina Honors College, I
combined my love for production management with a deep curiosity
and fascination with technology and human-computer interaction.
My thesis on Hollywood's industrial labor hierarchies and production
workflows laid the foundation for Cinapse, a production management
software company I founded to transform how filmmakers plan and
execute their projects.

As CEO of Cinapse, I'm proud to lead a team that is redefining
production tools for an evolving industry. Backed by Neil Patrick
Harris, Y Combinator, and leading members of the Directors Guild
of America and SAG-AFTRA, Cinapse has become a trusted partner
for productions worldwide. Our platform has been used by over 120
films and TV series in 2024 alone.

In 2022, I was honored to be included in the Forbes 30 Under 30
list for Hollywood & Entertainment. Looking ahead, I'm excited
to continue driving innovation in production management and
helping filmmakers bring their visions to life more efficiently and
collaboratively.

Experience

Cinapse

5 years 2 months

Co-founder and CEO

October 2022 - Present (2 years 6 months)

Los Angeles, California, United States

Co-founder and COO

February 2020 - October 2022 (2 years 9 months)

Los Angeles, California, United States

Reimagine production scheduling. Schedule films, TV series, and commercials collaboratively with Cinapse

Academy of Television Arts & Sciences

Member of the Science & Technology Peer Group

March 2025 - Present (1 month)

Los Angeles, California, United States

Fourth Generation Pictures LLC

Founder and CEO

September 2013 - Present (11 years 7 months)

Los Angeles, California, United States

As a line producer, I've managed the scheduling, budgeting, crew hiring, logistics, and on-set operations of 50+ commercials, training videos, music videos, and short films for global telecommunications companies, emerging musicians and filmmakers, and non-profit organizations.

Lucasfilm

Additional Set Production Assistant, AHSOKA

July 2022 - October 2022 (4 months)

Los Angeles, California, United States

Amblin Entertainment, Inc.

Additional Set Production Assistant, THE FABELMANS

August 2021 - October 2021 (3 months)

Los Angeles Metropolitan Area

Lucasfilm

Additional Set Production Assistant, THE BOOK OF BOBA FETT

November 2020 - April 2021 (6 months)

Los Angeles, California, United States

HBO
Key Set Production Assistant, EUPHORIA Special Episode
September 2020 - September 2020 (1 month)

Los Angeles, California, United States

Lucasfilm
Set Production Assistant, THE MANDALORIAN S2
November 2019 - March 2020 (5 months)

Los Angeles, California

HBO
1 year 3 months

Set Production Assistant, INSECURE S4
October 2019 - December 2019 (3 months)

Los Angeles, California

Set Production Assistant, SILICON VALLEY S6
June 2019 - October 2019 (5 months)

Los Angeles, California

Set Production Assistant, Silicon Valley Season 6.

Additional Set Production Assistant, PERRY MASON S1
September 2019 - September 2019 (1 month)

Greater Los Angeles Area

Additional Set Production Assistant, BALLERS S5
June 2019 - June 2019 (1 month)

Greater Los Angeles Area

Set Production Assistant, EUPHORIA S1
October 2018 - June 2019 (9 months)

Los Angeles, California

Set Production Assistant, Season 1

Hulu
Additional Set Production Assistant, LITTLE FIRES EVERYWHERE
July 2019 - August 2019 (2 months)

The Walt Disney Studios
Set Production Assistant, THE FIX S1
July 2018 - October 2018 (4 months)

Los Angeles, California

Set Production Assistant

Season 1, Episodes 102, 103, 104, 105, and 106

Netflix
Set Production Assistant, RIM OF THE WORLD
July 2018 - July 2018 (1 month)

Los Angeles, California

Set Production Assistant

Endeavor
Production Assistant, THE OPENING ACT
July 2018 - July 2018 (1 month)

Los Angeles, California

Office PA

YouTube
Set Production Assistant, KAT & JUNE THINK STUFF!
July 2018 - July 2018 (1 month)

Greater Los Angeles Area

Set Production Assistant, Ep 101

HBO
3 months

Office Production Assistant, EUPHORIA (pilot)
June 2018 - July 2018 (2 months)

Los Angeles, California

Office PA, Euphoria (pilot)

Set Production Assistant, INSECURE S3
May 2018 - June 2018 (2 months)

Greater Los Angeles Area

Set Production Assistant, Insecure episodes 307 and 308.

Hulu
Set Production Assistant, SHUT EYE S2
July 2017 - July 2017 (1 month)

Los Angeles, California

Set Production Assistant, Shut Eye episodes 201, 202, and 204.

HBO
Set Production Assistant, INSECURE S2

June 2017 - July 2017 (2 months)
Los Angeles, California

Set Production Assistant, Insecure episodes 207 and 208.

Office Production Assistant, Insecure episode 206 and wrap.

University of South Carolina-Columbia
Video and Motion Graphics Designer
January 2017 - March 2017 (3 months)
Columbia, SC

State of South Carolina
9 months

Assistant Amendment Clerk, S.C. House of Representatives
March 2016 - September 2016 (7 months)
Columbia, South Carolina

As an Assistant Amendment Clerk, I made certain the language of bills and acts were changed according to amendments ratified during the 2016 Session of the South Carolina House of Representatives, and prepared resolutions for members of the legislature.

Legislative Page, S.C. House of Representatives
January 2016 - September 2016 (9 months)
Columbia, SC

As a page in the South Carolina House of Representatives, I was tasked with ensuring that the members of the House had the paperwork, bills, acts, resolutions, and other legislation-related materials necessary for a seamless operation on the floor of the House.

CHAIN CAMERA PICTURES INC
4 months

Producer's Assistant
June 2016 - August 2016 (3 months)
Los Angeles, California

As a temporary producer's assistant at Chain Camera Pictures, I performed various tasks such as:

- Arranging meeting for the producer
- Aiding in PowerPoints for producer's speaking engagements
- Writing and scheduling posts for our social media

- Compiling crew information
- Film-related research
- Supervising interns
- Booking travel for producer
- Assisting in managing the day-to-day office tasks

Production Intern
May 2016 - June 2016 (2 months)
Los Angeles, California

As an intern at Chain Camera Pictures, I performed various tasks such as:

- Editing rough cuts of scenes
- Writing for our social media
- Compiling crew information
- Film-related research
- Transcribing interviews
- Miscellaneous office tasks and errands

Netflix
Set Production Assistant, THE BLEEDING EDGE
June 2016 - June 2016 (1 month)
Los Angeles, California

Set Production Assistant on Chain Camera Pictures and Netflix's The Bleeding Edge, a documentary by Kirby Dick and Amy Ziering. Tribeca International Film Festival Official Selection 2018.

Student Gamecock Television (SGTV)
Director of Photography
August 2015 - May 2016 (10 months)
Columbia, SC

For eight months I served as the Director of Photography on various productions for the SGTV Cable Network at the University of South Carolina during the 2015-2016 academic year.

Lionsgate
Social Media Assistant
November 2011 - October 2012 (1 year)

Elected as official representative of "District 4" online community by receiving over 1,500 endorsements, and acted as a liaison between Lionsgate Entertainment and fans of The Hunger Games movie.

• Launched the #HungerGames74 Twitter campaign which celebrated the 74 day milestone until the release of The Hunger Games movie.
• Monitored "Mayor Phillips - District 4 PN" Facebook page by posting relevant content related to The Hunger Games movie and engaged with page fans through questions and posts.
• Actively engaged with over 1,000 Twitter followers on personal account by posting relevant material related to The Hunger Games movie, retweeting and responding to fan posts related to District 4, and building overall excitement for the film and upcoming installments.
• Represented District 4 in press articles, podcasts, and official events.

————

Education

University of South Carolina
Bachelor of Arts, Film and Media Studies

Y Combinator
Winter 2022 Batch · (January 2022 - April 2022)